Exhibit 99.1

PRESS RELEASE

NANOBIOTIX PARTNERS WITH LIANBIO TO DEVELOP AND COMMERCIALIZE POTENTIAL FIRST-IN-CLASS RADIOENHANCER NBTXR3 ACROSS TUMOR TYPES AND THERAPEUTIC COMBINATIONS IN CHINA AND OTHER ASIAN MARKETS

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LianBio to collaborate in the development of NBTXR3, and contribute to enrollment in five future global registrational studies across several tumor types and therapeutic combinations including immunotherapy

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Supports the expansion of global phase III registrational study in head and neck cancer into Greater China, with longer term strategic alignment across multiple tumor indications and therapeutic combinations

Paris, France; Cambridge, Massachusetts (USA); Shanghai; and Princeton, NJ; May 11, 2021 – NANOBIOTIX (Euronext : NANO –– NASDAQ: NBTX), a late-stage clinical biotechnology company pioneering physics-based approaches to expand treatment possibilities for patients with cancer, today announced a partnership with LianBio`, a biotechnology company dedicated to bringing paradigm-shifting medicines to patients in China and major Asian markets, to develop and commercialize Nanobiotix lead product candidate NBTXR3, a potential first-in-class radioenhancer, in Greater China (mainland China, Hong Kong, Taiwan, and Macau), South Korea, Singapore and Thailand.

Shanghai and Princeton-based LianBio was founded by Perceptive Advisors with an innovative partnership model to develop and commercialize therapeutics in China and other Asian markets. LianBio’s cross-border development and commercialization expertise includes strong capabilities in oncology and NBTXR3 is the third investigational cancer treatment in the company’s portfolio. Given the global high unmet need in locally advanced and metastatic cancers, along with data supporting the potential of NBTXR3 across solid and metastatic tumor types, Nanobiotix continues to leverage strategic relationships with world class collaborators to expand and accelerate its pipeline while prioritizing Company resources to support development in head and neck cancer and immunotherapy.

“Discovery of practice-changing therapeutics for major diseases through a physics-based approach, with the support of people committed to making a difference for humanity, is our mission at Nanobiotix. We have long believed that NBTXR3 will significantly improve treatment outcomes for patients with any solid or metastatic tumor, and we are grateful that a partner with the talent and capability of LianBio has agreed to walk with us in our journey. Cancer is a disease that knows no borders and bringing our innovation to patients in Greater China with speed and determination is an absolute necessity,” said Nanobiotix CEO and co-founder Laurent Levy.

“We purpose-built LianBio with a next-generation licensing model that enables us to meaningfully contribute to our partners’ global development initiatives in order to accelerate the availability of transformative therapeutics for patients throughout Asia,” said Konstantin Poukalov, Executive Chairman of LianBio and Managing Director of Perceptive Advisors. “We believe NBTXR3 has a highly targeted nature and broadly applicable mechanism of action and thus has the potential to change radiotherapy and immuno-oncology treatment paradigms by addressing key limitations of current standards of care.”

“The NBTXR3 therapeutic approach offers a promising avenue to address the significant burden of disease across multiple tumor types,” said Debra Yu, M.D., President and Chief Business Officer, LianBio. “Our partnership will provide Nanobiotix with access to LianBio’s regional expertise and is designed to enable Nanobiotix to reach the growing number of cancer patients in China and other Asian markets who are in need of improved treatment options.”

Under the terms of the agreement, LianBio will obtain exclusive rights to develop and commercialize NBTXR3 in Greater China, South Korea, Singapore, and Thailand. Nanobiotix will receive a $20 million upfront payment and is entitled to receive up to an aggregate of $220 million in potential contingent, development and commercialization milestone payments. Nanobiotix will also be eligible to receive tiered, low double-digit royalties based on net sales of NBTXR3 in the licensed territories. LianBio will participate in the Nanobiotix global phase III registrational study evaluating NBTXR3 for patients with locally advanced head and neck squamous cell carcinoma (HNSCC; head and neck cancer) by enrolling 100 patients in China in the study. In addition to the phase III head and neck cancer study, LianBio has committed to enroll patients in four additional registrational studies conducted by Nanobiotix across indications and therapeutic combinations potentially including immunotherapy. LianBio will fund all development and commercialization expenses in the collaboration territory, and Nanobiotix will continue to fund all development and commercialization expenses in all other geographies.

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About NBTXR3
NBTXR3 is a novel, potentially first-in-class oncology product composed of functionalized hafnium oxide nanoparticles that is administered via one-time intratumoral injection and activated by radiotherapy. The product candidate’s physical mechanism of action (MoA) is designed to induce significant tumor cell death in the injected tumor when activated by radiotherapy, subsequently triggering adaptive immune response and long-term anti-cancer memory. Given the physical MoA, Nanobiotix believes that NBTXR3 could be scalable across any solid tumor that can be treated with radiotherapy and across any therapeutic combination, particularly immune checkpoint inhibitors.

NBTXR3 is being evaluated primarily in locally advanced head and neck squamous cell carcinoma (HNSCC). The company-sponsored phase I dose escalation and dose expansion study has produced consistently favorable safety data and early signs of efficacy; and a phase III global registrational study is planned to launch in 2021. In February 2020, the United States Food and Drug Administration granted regulatory Fast Track designation for the investigation of NBTXR3 activated by radiation therapy, with or without cetuximab, for the treatment of patients with locally advanced HNSCC who are not eligible for platinum-based chemotherapy—the same population being evaluated in the planned phase III study.

Nanobiotix has also prioritized an Immuno-Oncology development program—beginning with a Company-sponsored phase I clinical study evaluating NBTXR3 activated by radiotherapy in combination with anti-PD-1 checkpoint inhibitors for patients with locoregional recurrent or recurrent/metastatic HNSCC and lung or liver metastases from any primary cancer eligible for anti-PD-1 therapy.

Given the Company’s focus areas, and balanced against the scalable potential of NBTXR3, Nanobiotix has engaged in a strategic collaboration strategy with world class partners to expand development of the product candidate in parallel with its priority development pathways. Pursuant to this strategy, in 2019 The University of Texas MD Anderson Cancer Center entered into a broad, comprehensive clinical research collaboration with Nanobiotix to sponsor several phase I and phase II studies to evaluate NBTXR3 across tumor types and therapeutic combinations.

About NANOBIOTIX:
Nanobiotix is a late-stage clinical biotechnology company pioneering disruptive, physics-based therapeutic approaches to revolutionize treatment outcomes for millions of patients; supported by people committed to making a difference for humanity. The company’s philosophy is rooted in the concept of pushing past the boundaries of what is known to expand possibilities for human life.

Incorporated in 2003, Nanobiotix is headquartered in Paris, France. The company also has subsidiaries in Cambridge, Massachusetts (United States), France, Spain, and Germany. Nanobiotix has been listed on Euronext: Paris since 2012 and on the Nasdaq Global Select Market in New York City since December 2020.

Nanobiotix is the owner of more than 30 umbrella patents associated with three (3) nanotechnology platforms with applications in 1) oncology; 2) bioavailability and biodistribution; and 3) disorders of the central nervous system. The company's resources are primarily devoted to the development of its lead product candidate–NBTXR3—which is the product of its proprietary oncology platform and has already achieved market authorization in Europe for the treatment of patients with soft tissue sarcoma under the brand name Hensify®.

For more information about Nanobiotix, visit us at www.nanobiotix.com or follow us on LinkedIn and Twitter

About LianBio:
LianBio’s mission is to catalyze the development and accelerate availability of paradigm-shifting medicines to patients in China and major Asian markets through partnerships that provide access to the best science-driven therapeutic discoveries. LianBio collaborates with world-class partners across a diverse array of therapeutic and geographic areas to build out a pipeline based on disease relevance and the ability to impact patients with transformative mechanisms and precision-based therapeutics. For more information, please visit www.lianbio.com.

Disclaimer

This press release contains certain “forward-looking” statements within the meaning of applicable securities laws, including the Private Securities Litigation Reform Act of 1995.  Forward-looking statements may be identified by words such as “at this time,” “anticipate,” “believe,” “expect,” “intend,” “on track,” “plan,” “scheduled,” and “will,” or the negative of these and similar expressions. These forward-looking statements, which are based on our management’s current expectations and assumptions and on information currently available to management, include statements about the timing and progress of clinical trials, the timing of our presentation of data, the results of our preclinical studies and their potential implications and the development and commercialization of NBTXR3 in the Asian markets under the agreement with LianBio. Such forward-looking statements are made in light of information currently available to us and based on assumptions that Nanobiotix considers to be reasonable.  However, these forward-looking statements are subject to numerous risks and uncertainties, including with respect to the risk that subsequent studies and clinical trials may not generate favorable data notwithstanding positive preclinical result and the risks associated with the evolving nature of the duration and severity of the COVID-19 pandemic and governmental and regulatory measures implemented in response to it. Furthermore, many other important factors, including those described in Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission on April 7, 2021 under “Item 3.D. Risk Factors” and those set forth in the universal registration document of Nanobiotix filed with the French Financial Markets Authority (Autorité des marchés financiers) under number D.21-0272 on April 7, 2021 (a copy of which is available on www.nanobiotix.com), as well as other known and unknown risks and uncertainties may adversely affect such forward-looking statements and cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements. Except as required by law, we assume no obligation to update these forward-looking statements publicly, or to update the reasons why actual results could differ materially from those anticipated in the forward-looking statements, even if new information becomes available in the future.

Contacts

Nanobiotix

Nanobiotix Communications Brandon Owens VP, Communications +1 (617) 852-4835 contact@nanobiotix.com	Nanobiotix Investor Relations Kate McNeil SVP, Investor Relations +1 (609) 678-7388 investors@nanobiotix.com

Media Relations

France – Ulysse Communication Pierre-Louis Germain + 33 (0) 6 64 79 97 51 plgermain@ulysse-communication.com	US – Porter Novelli Stefanie Tuck +1 (917) 390-1394 Stefanie.tuck@porternovelli.com

LianBio

LianBio Communications & Investor Relations Elizabeth Anderson VP, Communications & Investor Relations +1 (646) 655-8390 elizabeth.anderson@lianbio.com

Media Relations

Canale Communications Tyler Gagnon +1 (508) 904-9446 tyler.gagnon@canalecomm.com